Exhibit 15.1

ORGANIZATIONAL REGULATIONS OF LOGITECH INTERNATIONAL S.A.

1.	Governing principles

These organizational regulations (hereafter the “Regulations”) are adopted in accordance with Article 17 of the Articles of Incorporation of the Company.

They govern the organization, the voting procedure, as well as the powers and duties of the following organs of the Company:

•	Board of Directors

•	Chairman of the Board of Directors

•	Chief Executive Officer

•	Group Management Team

2.	The Board of Directors

2.1	Organization

The Board of Directors, constituted at a minimum by three members, is self-governed.

The members of the Board of Directors are elected for a 3-year term which is indefinitely renewable subject to the age limit specified in Article 2.8 below. Employees may be members of the Board provided such persons do not receive compensation for their activities as members of the Board of Directors.

At the first meeting following the ordinary general shareholders’ meeting, the Board of Directors appoints a Chairman, a Vice-Chairman or a Co-Chairman, a Lead Independent Director, and a Secretary. The role of Chairman, Vice-Chairman or Co-Chairman, on the one hand, and Lead Independent Director, on the other hand, may be cumulated. It is not mandatory that the Secretary be a member of the Board of Directors or a shareholder.

The term of office of the Chairman, Vice-Chairman (or Co-Chairman), and Lead Independent Director matches the term of office of their appointment as members of the Board of Directors. These persons can be indefinitely reelected to their respective positions subject to the age limit specified in Article 2.8 below.

2.2	Meetings, convening of meetings and agenda

A meeting of the Board of Directors may be called by the Chairman as often as the business of the Company requires.

The Board of Directors may also be convened upon request of any one of the directors. Such request is made to the Chairman in writing, and it includes the reasons for which the Board meeting is being called. Upon receipt of such request, the Chairman shall convene the Board of Directors without delay. When necessary, the Lead Independent Director may also convene the Board of Directors.

Where appropriate, but at least twice a year the directors who meet the independence requirements of the rules of the Nasdaq National Market regulations shall meet in executive session. Such meetings may be scheduled in conjunction with the meetings of the Board of Directors.

The notice convening the Board meeting shall mention the day, the time and the place of the meeting, as well as the agenda. The relevant documentation relating to the forthcoming meeting shall be delivered reasonably in advance. Resolutions on items that were not mentioned in the agenda may only be taken if all members of the Board of Directors have been consulted, except in case of emergency.

The Board of Directors is chaired by the Chairman and, in case of his absence, by the Vice-Chairman (or Co-Chairman) or, if he is absent, by the Lead Independent Director or another member of the Board of Directors. Meetings of independent directors are chaired by the Lead Independent Director. Board meetings may be validly held by way of video conference or telephone conference.

2.3	Vote, minutes

2.3.1	Vote

The Board of Directors takes its resolutions by the approval of the absolute majority of the members who are present. In the event of a tie, the Chairman has a casting vote.

While preparing its recommendations to the general shareholders’ meeting for election or removal of independent auditors, the Board of Directors shall pay due consideration to the recommendations of the Audit Committee established pursuant to Article 2.4.3 below.

The resolutions of the Board of Directors may be taken by way of circular letter, provided that no member requests a discussion.

The resolutions by way of circular letter are adopted if they have been approved by the majority of the members of the Board of Directors. In the event of a tie, the Chairman has a casting vote.

2.3.2	Minutes

The discussions and the resolutions of the Board of Directors are set forth in minutes, signed by the Chairman and the Secretary. Each member of the Board of Directors receives a copy of the minutes. The resolutions taken by way of circular letter must be included in the minutes of the following meeting of the Board of Directors.

The minutes of each meeting must be ratified at the following meeting of the Board.

2.4	Attribution of powers

2.4.1	Powers delegated by the Board

The Board of Directors delegates the entire management of the Company to the Chief Executive Officer and to the Group Management Team, except where the law, the Articles of Incorporation or the present Regulations provide differently.

2.4.2	Powers not delegated by the Board

The Board of Directors exercises at any time the superior management and supervision of the Company. It issues directives concerning the business policy and keeps itself regularly informed on the Company’s performance.

In particular, the Board of Directors has the following non-transferable and inalienable powers and duties:

1.	It ultimately oversees the Chief Executive Officer and the Group Management Team and issues the necessary guidelines; this includes the determination of strategic objectives, the allocation of resources and the company policy;

2.	It determines the organization structure;

3.	It establishes accounting and financial control principles as well as the financial plan;

4.	It appoints and dismisses the Chief Executive Officer and the members of the Group Management Team and resolves on their signatory power; it appoints and dismisses the head of the Internal Audit function;

5.	It exercises the ultimate supervision of the persons in charge of the management of the business in order to ensure that their activity is carried out in compliance with the law, the Articles of Incorporation, the internal regulations and the instructions given;

6.	It oversees the preparation of the annual report, prepares the shareholders’ meetings and carries out its decisions;

7.	It informs the judge in case of overindebtedness (technical insolvency);

8.	It takes resolutions regarding the payment of non fully paid-in shares (Art. 634 a CO);

9.	It publishes the report provided for under Article 29 para. 1 of the Swiss Federal Act on Stock Exchanges and Securities Trading setting out the position of the Board of Directors with respect to a public takeover offer.

The Board of Directors keeps the power to resolve itself on the following objects:

a)	the signatory power of its members, if any;

b)	the approval of the budget submitted by the Chief Executive Officer;

c)	the approval of any type of investment or acquisition not included in the approved budgets;

d)	the approval of the acquisition and sale, as well as the constitution of security interests, over the Company’s real estate; and

e)	the approval of any expenditure of more than USD 10,000,000 not specifically identified in the approved budgets.

2.4.3	Special committees

Within its ranks, the Board of Directors constitutes the following four committees in charge of specific issues; except where otherwise contemplated in the charter of the applicable committee, the recommendations of these four committees are submitted to the Board of Directors for approval:

a)	Audit Committee

b)	Compensation Committee

c)	Nominating Committee

d)	Board Compensation Committee

The Board of Directors shall issue charters for each of these Committees which define their attributions and powers, and shall appoint the Chairman of each of these Committees.

2.5	Right to information and consultation

Each member of the Board of Directors has the right to obtain information on the entire business of the Company. During the meetings, each member of the Board may request information from the other members as well as from the persons entrusted with the management.

Outside of the meetings, each member of the Board of Directors may request from the persons entrusted with the management information regarding the course of business and, with the authorization of the Chairman, on specific business issues. To the extent it is necessary for the accomplishment of his duties, each member of the Board of Directors may request from the Chairman to review the books and files. If the Chairman rejects a request for information, for a hearing or for consultation, the Board of Directors decides.

2.5.1	Reports

During each meeting, the Board of Directors must be informed by the Chief Executive Officer on the development of the current affairs and on important events. Extraordinary events are to be notified to the members of the Board of Directors in the shortest possible time by circular letter.

2.6	Signatory rights

The Chairman and those members of the Board of Directors who shall have the right to represent the Company shall have either:

a.	Collective signature authority, to be exercised together with another person authorized to sign, or

b.	Individual signature authority, in which case their acts require prior approval of another person authorized to sign.

There must be the signature of at least one member of the Board of Directors on documents on behalf of the Company, except where the Board of Directors has specifically authorized officials of the Company that are not members of the Board of Directors to execute certain classes of documents on behalf of the Company together with another authorized official of the Company or other persons authorized to sign on behalf of the Company under powers of attorney granted by the Board of Directors.

2.7	Discretion, secrecy

Each member of the Board of Directors is accountable for the documents entrusted to him. Each member is under an obligation to maintain absolute confidence towards third persons on the facts that came to his attention during the exercise of his directorship.

2.8	Age limit

No member of the Board of Directors can seek reelection after he has reached the age of 70 years, except for a contrary resolution of the Board of Directors. The same age limit is applicable to the Board of consolidated subsidiaries.

A member of the Board who has reached the age limit during the term of his directorship may remain a director until the expiration of its term.

2.9	Annual review

The Board of Directors shall review at least once a year its own structure, processes, and performance, including the adequacy of these Regulations. Independent directors shall assess the adequacy of their relationship and cooperation with executive directors.

3.	The Chairman of the Board of Directors

In urgent cases, the Chairman of the Board of Directors has the power to take on his own a decision which would otherwise fall in the competence of the Board, provided that a resolution by way of circular letter in accordance with Article 2.3.1 above is not possible or practicable.

Decisions taken by the Chairman of the Board in this way shall be immediately notified in writing to the other members of the Board, and are subject to ratification by the Board of Directors at its next meeting or by way of circular letter.

4.	The Chief Executive Officer

4.1	General responsibilities

In application of Article 17 of the Articles of Incorporation and subject to Article 2.4 above, the Board of Directors delegates the entire management of the business to the Chief Executive Officer, who does not need to be a member of the Board of Directors.

The Chief Executive Officer spends his full time in this capacity. He conducts the business with the support of the Group Management Team. He organizes the Group Management Team and presides its meetings.

4.2	Detailed list of responsibilities

The Chief Executive Officer has, in particular, the following responsibilities and prerogatives:

•	Define and implement the short and medium term strategy and plans;

•	establish preliminary and final budgets for submission to the Board of Directors for approval;

•	produce the Company’s preliminary financial statements as well as the annual report for submission to the Board of Directors for approval and subsequent presentation to shareholders;

•	hire, dismiss and promote employees, except members of the Group Management Team and the head of the Internal Audit function;

•	take immediate measures to protect the interests of the Company where a breach of duty is suspected from a member of the Group Management Team, including suspending the relevant member of the Group Management Team from office. In such a case, the Board of Directors must decide on the matter within a reasonable period of time;

•	implement the decisions taken by the Board of Directors;

•	report regularly to the Chairman of the Board of Directors on the evolution of the business;

•	prepare supporting documents for decisions which are to be made by the Board of Directors;

•	decide on issues that are brought to his attention by the Group Management Team;

•	keep the share register of the Company, under the supervision of the Board of Directors.

4.3	Reporting line

The Chief Executive Officer reports to the Board of Directors.

4.4	Salary

The Board of Directors determines the compensation, including salary and bonus, of the Chief Executive Officer on the recommendation of the Compensation Committee. The Chief Executive Officer may not be present during any deliberations or voting concerning his or her compensation.

5.	The Group Management Team

5.1	Appointment, dismissal, remuneration

The Board of Directors appoints and dismisses the members of the Group Management Team. For these purposes, the Group Management Team includes the Executive Officers of the Company as designated annually by the Board of Directors.

5.2	Roles and responsibilities

The roles and responsibilities of the members of the Group Management Team are in the job descriptions of each of the Managers.

5.3	Subordination

The members of the Group Management Team are directly subordinated to the Chief Executive Officer. They keep him informed on the development of the business in general, as well as on events that impact the Company. The head of the Internal Audit function is directly subordinated to the Audit Committee.

5.4	Salary

The Board of Directors determines the compensation, including salary and bonus, of the members of the Group Management Team on the recommendation of the Compensation Committee. The Board of Directors determines the compensation, including salary and bonus, of the head of the Internal Audit function on the recommendation of the Audit Committee.

6.	Prohibition on Loans to Directors and Officers

The Company will not, directly or indirectly, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit in the form of a personal loan to or for any director or executive officer of the Company or materially modifying the terms of any personal loans to its directors and executive officers that were outstanding prior to July 30, 2002.

7.	Final provisions

7.1	Entry into force

The present Regulations shall take effect upon their approval by the Board of Directors.

7.2	Amendments

On the Chairman’s request, the present Regulations, must be reviewed and, as the case may be, updated on a yearly basis, i.e. during the first meeting of the Board of Directors following the ordinary shareholders meeting or as often as the business of the Company requires.

Decisions regarding amendments of the present Regulations need to be approved by the absolute majority of the attending members.

Adopted as of the 24th of April, 1996, and amended as of the 28th of June, 1999, the 14th day of October, 2003, the 8th day of April, 2004, and the 15th day of June, 2006.

ROMANEL, SWITZERLAND

/s/ Daniel Borel	/s/ Catherine Valentine
Chairman of the Board of Directors	Secretary